UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58830/October 22, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13178

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In the Matter of   :
                                                    :   ORDER MAKING FINDINGS AND
ODESSA FOODS INTERNATIONAL, INC., :   REVOKING REGISTRATIONS BY
OMEGA DYNAMICS, INC.,   :   DEFAULT
OMNI INVESTORS GROUP, INC.,   :
OMNICORP LTD., and   :
ONGARD SYSTEMS, INC.   :

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The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 10, 2008, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by September 12, 2008, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been filed and the time for filing Answers has expired.

By Order dated September 30, 2008, I required each Respondent to show cause why it should not be held in default and why the registration of its registered securities should not be revoked. No replies have been received to the Order to Show Cause, and the time for filing replies has expired. Accordingly, Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As permitted by Rule of Practice 155(a), the following allegations of the OIP are deemed true.

Odessa Foods International, Inc**.** (Odessa) (CIK No. 751412), is a forfeited Delaware corporation located in Jersey City, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Odessa is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of $564,118 for the prior nine months. As of September 9, 2008, the common stock of Odessa (symbol ODSA) was traded on the over-the-counter markets.

Omega Dynamics, Inc. (Omega) (CIK No. 1112993), is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Omega is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on May 4, 2000. As of September 9, 2008, the common stock of Omega (symbol OMEG) was traded on the over-the-counter markets.

Omni Investors Group, Inc. (Omni Investors) (CIK No. 880938), is a void Delaware corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Omni Investors is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-K for the period ended August 31, 1993.

Omnicorp Ltd. (Omnicorp) (CIK No. 719775) is a void Delaware corporation located in New York, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Omnicorp is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1994, which reported a net loss of $1,394,136 for the prior nine months.

Ongard Systems, Inc. (Ongard) (CIK No. 888428), is a forfeited Delaware corporation located in Hauppauge, New York, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Ongard is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1997, which reported a net loss of $3,324,004 for the prior nine months. As of September 9, 2008, the common stock of Ongard (symbol OGSS) was traded on the over-the-counter markets.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Odessa Foods International, Inc., Omega Dynamics, Inc., Omni Investors Group, Inc., Onmicorp Ltd., and Ongard Systems, Inc., are revoked.

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James T. Kelly
Administrative Law Judge